

North Capital Private Securities Corporation
623 E. Fort Union Boulevard, Suite 101
Midvale, Utah 84047
1.888.625.7768

OFFERING DISCLOSURE

North Capital Private Securities Corporation ("**NCPS**"), a broker-dealer registered with the U.S. Securities and Exchange Commission and a member of FINRA and SIPC, has been appointed as a placement agent for the company's ("**Issuer**") private placement or other exempt offering (the "**Offering**") of debt, equity or hybrid securities (the "**Securities**") described in the Issuer's offering documents (the "**Offering Materials**"). Prospective investors should read and understand the following disclosures, which are provided by NCPS in addition to the disclosures in the Offering Materials provided by the Issuer.

NCPS WILL RECEIVE FEES. NCPS, collectively with its associated persons, will receive transaction fees of 1-5% of the value of Securities sold by NCPS in the Offering, in addition to certain costs and expenses, as further described in the Offering Materials.

NCPS DOES NOT MAKE INVESTMENT RECOMMENDATIONS. NCPS does not make investment recommendations to any investors. No communications in any medium should be construed as a recommendation to purchase any Securities in the Offering. NCPS is not recommending that you purchase Securities in the Offering. NCPS does not provide "due diligence" on an investor's behalf and is not responsible for investors' investment decisions.

NCPS IS NOT YOUR ADVISOR; NCPS DOES NOT PROVIDE INVESTMENT ADVICE. NCPS is not your advisor, is not a fiduciary, and does not provide investment advice to any investor. NCPS encourages you to seek advice from and consult with a registered investment advisor, attorney, accountant or other licensed professionals who have the expertise to help you understand and assess the risks associated with an investment in the Securities.

NCPS HAS NOT INDEPENDENTLY VERIFIED ANY MATERIALS ASSOCIATED WITH THE OFFERING. The Offering Materials have been prepared by the Issuer, and any materials prepared by NCPS were created in reliance on the Offering Materials and reviewed and approved by the Issuer. All statements, representations and other information contained therein are the sole responsibility of the Issuer and are believed by NCPS to be materially correct and free of material omissions.

DISCLAIMER OF VALUATION. NCPS does not independently verify any valuation of the Securities, including, without limitation, any methodology or information in support thereof, and any such valuation does not constitute an opinion from NCPS such as on the Issuer's current or future business performance or otherwise. The Securities are not publicly traded and no market exists (and may never exist) for the Securities; there is no actual market price for the Securities.

NCPS AND PROSPECTIVE INVESTORS HAVE MATERIAL CONFLICTS OF INTEREST. NCPS is an agent of the Issuer and it receives transaction fees based on the volume of Securities sold by it and its associated persons in the Offering. Furthermore, NCPS and its affiliates operate several business lines and they may receive payment for products and services they provide in addition to NCPS's receipt of transaction fees in the Offering. Visit NCPS's website at https://www.northcapital.com for NCPS's Form CRS, which includes links to NCPS's Fee Disclosure and Conflicts of Interest Disclosure.

REGISTERED PERSONNEL CONFLICTS. Certain personnel affiliated with the Issuer or an affiliate of the Issuer (the "**Issuer Personnel**") may also be registered representatives of NCPS. Such Issuer Personnel are typically not involved in any securities-related business other than offerings of the Issuer or its affiliates. The registered status of such personnel creates inherent conflicts of interest because they may gain financially from your investment, directly through commission payments or indirectly by receiving compensation from the Issuer or an affiliate of the issuer.

INVESTMENT IN THE SECURITIES IS HIGH-RISK. All exempt offerings, including the Offering, are considered to be high-risk due to their limited liquidity and required disclosures compared to public, registered, listed offerings. The Issuer has a limited operating history, and as such, any projections, forecasts, and/or extrapolations are hypothetical and subject to change. Any investment in Securities issued by the Issuer is, by definition, speculative and high-risk. Prospective investors should understand that they may lose their entire investment. Prospective investors should carefully review the Offering Materials for a complete discussion of risk factors.

THE SECURITIES BEING OFFERED ARE ILLIQUID, RESTRICTED SECURITIES. The Securities are illiquid and are subject to federal and state restrictions on resale. Prospective investors should not assume they will ever be able to resell or transfer their Securities.

SUBMITTING A COMPLAINT. Should any investor have a complaint about NCPS, its partners or the Offering, complaints can be filed using the complaint form located at the bottom of the page in the footer menu of NCPS's website at https://www.northcapital.com.

IMPORTANT INFORMATION ABOUT ANTI-MONEY LAUNDERING. To help the government fight the funding of terrorism and money laundering activities, federal law may require NCPS to obtain, verify and record information that identifies you. What this means for you is that NCPS will ask for your name, address, date of birth and other information that will allow NCPS to identify you. NCPS may also ask to see your driver's license or other identifying documents. For entities, NCPS may ask for such entity documents that will allow NCPS to determine controlling persons and beneficial owners of the entity. NCPS may ask for your social security number or EIN and such other information that NCPS believes will allow it to verify your identity and source of funds.

DATA HANDLING. Further by signing below, you agree that NCPS and its designated agents and representatives will collect and retain information, records and data in connection with your investment in the Offering, and will share such information with its partners and service providers as appropriate, required or advisable to facilitate the transactions contemplated by the Offering and to comply with applicable legal and regulatory obligations. Visit NCPS's website at https://www.northcapital.com for NCPS's privacy policy, which is incorporated into this Offering Disclosure by reference.

ACKNOWLEDGED AND AGREED:

If an individual:

Name:_____

Date:_____

If an entity:

Entity Name:_____
By:_____
Name:_____
Title:_____
Date:_____